UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   The Estee Lauder 1994, Trust (1)
   c/o Leonard A. Lauder, Trustee
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/28/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Trust with Insider Trustees
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |02/23/|S   | |337,146           |D  |$88.9823   |4,303,402          |D     |Sale by EL 1994 Trust (2)  |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |02/23/|S   | |140,478           |D  |$88.9823   |4,351,883          |D (2) |Sale by LAL Family Ptrs. (2|
                           |1999  |    | |                  |   |           |                   |      |)                          |
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Class A Common Stock       |02/18/|J (2|V|304,000           |D  |           |6,390,172          |D (2) |Repayment of loan by RSL (2|
                           |1999  |)   | |                  |   |           |                   |      |)                          |
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                           |      |    | |                  |   |           |(2)                |(2)   |(2)                        |
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___________________________________________________________________________________________________________________________________|
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Contract (TRACES II) (|(3)     |02/23|J   | |(3) (3)    |A,D|(3)  |(3)  |Class A Comm|(3)    |(3)    |(3)         |I  |By Estee Lau|
3)                    |        |/1999|    | |           |   |     |     |on Stock    |       |       |            |   |der 1994 Tru|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |st (3)      |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Designated filer on behalf of (a) the Reporting Person (the "EL 1994 Trust"), a ten percent owner of the issuer, (b)
LAL Family Partners L.P. ("LAL Family Partners"), a ten percent owner of the issuer, (c) LAL Family Corporation, a ten percent owner of the issuer, (d) Leonard A. Lauder ("LAL"), Chairman of the Board of Directors, Chief Executive
Officer and a ten percent owner of the issuer, (e) Evelyn H. Lauder ("EHL") (who is the spouse of LAL), an
Executive Officer (Senior Corporate Vice President) of the issuer, and (f) Ronald S. Lauder ("RSL"), a Director, an
Executive Officer (Chairman of Estee Lauder International, Inc. and Clinique Laboratories, Inc.) and a 10% owner of the issuer.
2. As reported on the first page of this Form 4, on February 23, 1999, the EL 1994 Trust sold 337,146 shares of
Class A Common Stock and LAL Family Partners sold 140,478 shares of Class A Common Stock. On February 18,
1999, RSL repaid 304,000 shares of Class A Common Stock, which represents a portion of the stock loan made to him prior to the Issuer's initial public offering. After these transactions, the amounts of Class A Common Stock beneficially owned by:
(a) EL 1994 Trust includes 4,303,402 shares held directly and no shares held indirectly;
(b) LAL Family Partners includes 4,351,883 shares held directly and no shares held indirectly;
(c) LAL Family Corporation includes 4,351,883 shares held indirectly as a general partner of LAL Family Partners and
LAL Family Corporation disclaims beneficial ownership of these shares to the extent it does not have a pecuniary interest in such securities.
(d) LAL includes (i) 6,239,646 shares held directly, (ii) 4,303,402 shares indirectly as a co-Trustee and beneficiary of the EL 1994 Trust, (iii) 1,464,158 shares indirectly as grantor of The 1992 Leonard A. Lauder Grantor Retained
Annuity Trust (the "GRAT"), (iv) 4,351,883 shares indirectly as the sole individual general partner of LAL Family
Partners and the majority stockholder of LAL Family Corporation, which is the sole corporate partner of LAL Family
Partners (LAL Family Partners is a limited partnership in which LAL has sole voting and investment power), (v) 7,692 shares indirectly as a general partner of Lauder & Sons L.P. (LAL is also a trustee of The 1995 Estee Lauder LAL
Trust, which is also a general partner of Lauder & Sons L.P.), and (vi) 260,000 shares indirectly which are held directly by his spouse, EHL. LAL disclaims beneficial ownership of the shares in clauses (d)(ii),(iii),(iv) and (v) to the extent he does not have a pecuniary interest in such securities and he disclaims beneficial ownership of the shares in clause (d)(vi) owned by his spouse.
(e) EHL includes (i) 260,000 shares held directly, (ii) 6,239,646 shares held directly by her spouse, and (iii)
10,054,134 shares held indirectly by her spouse.   EHL disclaims beneficial
ownership of securities owned directly
and indirectly by her spouse.
(f) RSL includes (i) 6,390,172 shares held directly, (ii) 1,591 shares indirectly as Trustee of the Descendants of RSL
1966 Trust, (iii) 4,303,402 shares indirectly as a co-Trustee and beneficiary of the EL 1994 Trust, (iv) 7,692 shares indirectly as a general partner of Lauder & Sons L.P. (RSL is also a Trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.). RSL disclaims beneficial ownership of the shares in clauses
(f)(ii),(iii), and (iv) to the extent he does not have a pecuniary interest in such securities. The shares in clause (f)(i)
do not account for a short position of 6,286,909 shares of Class A Common Stock established pior to the issuer's initial public offering.
3. On February 17, 1999, in connection with an offering of certain securities issued by the Estee Lauder Automatic
Common Exchange Security Trust II, a trust not affiliated with any Reporting Person or the Issuer (the "TRACES II
Trust"), the EL 1994 Trust entered into a forward purchase agreement (the "Contract") with the TRACES Trust relating to the disposition by the EL 1994 Trust of not fewer than 1,690,100 nor more than 1,994,219 shares of Class
A Common Stock held by the EL 1994 Trust (taking into account the underwriter's over-allotment option in respect of the TRACES II Trust offering) (the "Contract Shares"). Specifically, the Contract obligates the EL 1994 Trust to deliver to the TRACES II Trust on February 23, 2002 (subject to extension and subsequent acceleration) (the
"Exchange Date") a number of shares of Class A Common Stock equal to the product of the "Exchange Rate" times
1,994,219 shares, or at the EL 1994 Trust's option in lieu of shares, to deliver an amount of cash equal to the then
Average Market Price (as defined in the Contract) of the number of shares otherwise deliverable. The Exchange
Rate is equal to: (a) if the then Average Market Price is less than $102.07 per share (the "Appreciation Threshold
Price") but equal to or greater than $86.50 per share (the "Initial Price"), a fraction equal to the Initial Price divided by the then Average Market Price; (b) if the then Average Market Price is equal to or greater than the Appreciation
Threshold Price, 0.8475; and (c) if the then Average Market Price is less than the Initial Price, 1.0, subject in each case to certain antidilutive and extraordinary transaction adjustments.) Upon the consummation of the offering of certain securities by the TRACES II Trust, the EL 1994 Trust received from the TRACES Trust $123,914,979.52 on
February 23, 1999, and $18,583,803.18 on February 25, 1999, pursuant to the Contract, representing the purchase price of the Contract Shares before expenses and fees. The TRACES II Trust's offering and the Contract are described further in a Prospectus dated February 17, 1999, which forms a part of the TRACES II Trust's Registration
Statement on Form N-2 (SEC File Nos. 333-57125 and 811-8827).
Joint Filer
Information
Name: LAL Family Partners
L.P.
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
02/28/1999
Signature: /s/ Leonard A. Lauder,
Partner
Joint Filer
Information
Name: LAL Family
Corporation
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
02/28/1999
Signature: /s/ Leonard A. Lauder,
President
Joint Filer
Information
Name: Leonard A.
Lauder
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
02/28/1999
Signature: /s/ Leonard A.
Lauder
Joint Filer
Information
Name: Evelyn H.
Lauder
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
02/28/1999
Signature: /s/ Evelyn H.
Lauder
Joint Filer
Information
Name: Ronald S.
Lauder
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
02/28/1999
Signature: /s/ Ronald S.
Lauder
SIGNATURE OF REPORTING PERSON
Leonard A. Lauder, Trustee
DATE
03/05/1999